Funko, Inc.

2802 Wetmore Avenue

Everett, Washington 98201

September 12, 2019

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: John Stickel and J. Nolan McWilliams

Re:	Funko, Inc.
Registration Statement on Form S-3 (Registration No. 333-230964)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby respectfully request acceleration of the effective date of the Registration Statement on Form S-3 (File No. 333-230964) (the “Registration Statement”), of Funko, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 3:30 p.m., Eastern Time, on September 16, 2019, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Benjamin Cohen at (212) 906-1623.

If you have any questions regarding the foregoing, please do not hesitate to contact Benjamin Cohen of Latham & Watkins LLP at (212) 906-1623. Thank you in advance for your assistance in this matter.

Very truly yours,

FUNKO, INC.

By:	/s/ Jennifer Fall Jung
	Name:	Jennifer Fall Jung
	Title:	Chief Financial Officer

cc:	(via email)
Brian Mariotti, Chief Executive Officer, Funko, Inc.
Tracy Daw, Senior Vice President, General Counsel and Secretary, Funko, Inc.
Marc D. Jaffe, Latham & Watkins LLP
Ian D. Schuman, Latham & Watkins LLP
Benjamin Cohen, Latham & Watkins LLP